                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2 )*

                          FLORAFAX INTERNATIONAL, INC.
 ................................................................................
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 ................................................................................
                         (Title of Class of Securities)

                                   339825101
 ................................................................................
                                 (CUSIP Number)


                               KENNETH G. PUTTICK
                                210 OSPREY COURT
                           VERO BEACH, FLORIDA 32963
                                 (407) 231-7083
 ................................................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               SEPTEMBER 16, 1996
 ................................................................................
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including the exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 339825101

         1)      Name of reporting persons                                           Kenneth G. Puttick

                 S.S. or I.R.S. Identification Nos. of Above Persons                    SSN: ###-##-####
-------------------------------------------------------------------------------------------------------

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)            (a) [ ]
                                                                                                (b) [x]
_______________________________________________________________________________________________________

         3)      SEC Use Only
_______________________________________________________________________________________________________

         4)      Source of Funds
                 PF - Personal Funds of Reporting Person
_______________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                                 [ ]
_______________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 United States of America
_______________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 1,115,000
         Shares           _____________________________________________________________________________
         Beneficially     (8)     Shared Voting Power                   0
         Owned by         _____________________________________________________________________________
         Each             (9)     Sole Dispositive Power            1,115,000
         Reporting        _____________________________________________________________________________
         Person           (10)    Shared Dispositive Power              0
         With             _____________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person                 1,115,000
_______________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:            [ ]
_______________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  13.58%
_______________________________________________________________________________________________________

         14)     Type of Reporting Person                                     IN - Individual Person

         1)      Names of reporting persons                                   Puttick Enterprises, Inc.

                 S.S. or I.R.S. Identification Nos. of Above Persons                   SSN: 65-013-2868
_______________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)            (a) [ ]
                                                                                                (b) [x]
_______________________________________________________________________________________________________

         3)      SEC Use Only
_______________________________________________________________________________________________________

         4)      Source of Funds
                 WC - Working Capital of Reporting Person
_______________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                                 [ ]
_______________________________________________________________________________________________________

         6)      Citizenship or Place of Organization
                 Florida
_______________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 637,000
         Shares           _____________________________________________________________________________
         Beneficially     (8)     Shared Voting Power                0
         Owned by         _____________________________________________________________________________
         Each             (9)     Sole Dispositive Power            637,000
         Reporting        _____________________________________________________________________________
         Person           (10)    Shared Dispositive Power           0
         With             _____________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person           637,000
_______________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:             [ ]
_______________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  7.76%
_______________________________________________________________________________________________________
         14)     Type of Reporting Person                           CO - Corporation

         This Statement on Schedule 13D is jointly filed by Kenneth G. Puttick and Puttick Enterprises, Inc. (together, the "Reporting Persons").

Item 1.          Security and Issuer.

         This Statement relates to the common stock (the "Common Stock"), par value $.01 per share, of Florafax International, Inc. (the "Company"). The address of the principal executive offices of the Company is 8075 20th Street, Vero Beach, Florida, 32966.

Item 2.          Identity and Background.

         (a) This Statement is being filed jointly for Puttick Enterprises, Inc., ("Enterprises"), and its president, sole director and majority owner Kenneth G. Puttick.

         (b)     (i)      The address and principal office of Enterprise is
                          1401 US Hwy One, Vero Beach, Florida, 32960.
                 (ii)     Mr. Puttick's address is 210 Osprey Court, Vero
                          Beach, Florida, 32963.

         (c)     (i)      Enterprises' principal business is investments.
                 (ii)     Mr. Puttick is the owner and operator of an
                          automobile dealership and is a director of Florafax
                          International, Inc.

         (d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)     (i)      Enterprise is a Florida corporation.
                 (ii)     Mr. Puttick is a citizen of the United States of
                          America.

Item 3.          Source and Amount of Funds or Other Consideration.

         The source of funds used by Enterprise to purchase the securities of the Company was working capital. The source of funds used by Mr. Puttick to purchase the securities of the Company was personal funds.

Item 4.          Purpose of Transaction.

         Both of the Reporting Persons acquired the securities of the Company for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to general economic and business conditions and stock market conditions.

Item 5.          Interest in Securities of the Issuer.

         As of September 20, 1996, the Reporting Persons beneficially owned, in the aggregate, 1,115,000 shares of Common Stock of the Company, held as follows:

                 Name of Record Holder                                  Number of Shares
                 ---------------------                                  ----------------
                 Kenneth G. Puttick, Individually                             258,000

                 Kenneth G. Puttick, Individually, unexercised option          20,000

                 Kenneth G. Puttick, as custodian for Tiffany                  50,000
                 Puttick, his minor daughter

                 Kenneth G. Puttick, as custodian for Scott                    50,000
                 Puttick, his minor son

                 Kenneth G. Puttick, as custodian for Chelsey                  50,000
                 Puttick, his minor daughter

                 Kenneth G. Puttick, as custodian for Tyler                    50,000
                 Puttick, his minor son

                 Puttick Enterprises, Inc.                                    637,000

                                                                            1,115,000
                                                                            =========

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.



Item 7.          Material to be Filed as Exhibits.

         Exhibit "A".     Agreement of Joint Filing


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 2, 1996


Puttick Enterprises, Inc.

/s/ Kenneth G. Puttick                             /s/ Kenneth G. Puttick
-------------------------------                    -----------------------------
Kenneth G. Puttick, President                      Kenneth G. Puttick

                                  Exhibit "A"

                           Agreement of Joint Filing

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons of a Statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Florafax International, Inc. and that this Agreement be included as an Exhibit to such filing.

         The undersigned hereby execute this Agreement as of the 2nd day of October, 1996.

                                        /s/ Kenneth G. Puttick
                                        -------------------------------
                                        Kenneth G. Puttick



                                        /s/ Kenneth G. Puttick
                                        -------------------------------
                                        Kenneth G. Puttick, President

                 Pursuant to Regulation S-T, Section 232.101(a)(2)(ii), the information contained in the original 13D filed by Mr. Puttick on March 21, 1991 and the first amendment thereto filed on August 18, 1994 is restated below:

         1)      Name of reporting persons                                           Kenneth G. Puttick

                 S.S. or I.R.S. Identification Nos. of Above Persons                   SSN: ###-##-####
_______________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group
                                                                                                (a) [ ]
                                                                                                (b) [x]
_______________________________________________________________________________________________________

         3)      SEC Use Only
_______________________________________________________________________________________________________

         4)      Source of Funds
                 PF       Personal Funds of Reporting Person
_______________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e):                                                                [ ]
_______________________________________________________________________________________________________

         6)      Citizenship or Place of Organization:
                 State of Florida, USA
_______________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power                 440,000 shares
         Shares           _____________________________________________________________________________
         Beneficially     (8)     Shared Voting Power               440,000 shares
         Owned by         _____________________________________________________________________________
         Each             (9)     Sole Dispositive Power            440,000 shares
         Reporting        _____________________________________________________________________________
         Person           (10)    Shared Dispositive Power          440,000 shares
         With             _____________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:   440,000
_______________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:             [ ]
_______________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  8.5%
_______________________________________________________________________________________________________

         14)     Type of Reporting Person                                IN - Individual Person

Item 1.          Security and Issuer.

                 This Statement relates to the shares of Common Stock, par value $.01 per share. Florafax International, Inc.'s executive offices are located at 4175 South Memoria, Tulsa, Oklahoma, 74105.

Item 2.          Identity and Background.

                 (a) This Statement is being filed on behalf of Kenneth G. Puttick.

                 (b) Mr. Puttick's address is 210 Osprey Court, Vero Beach, Florida, 32963.

                 (c) Mr. Puttick is an automobile dealer and is not an officer or director of Florafax International, Inc.

                 (d) During the past five years, Mr. Puttick has not been convicted in a criminal proceeding.

                 (e) During the past five years, Mr. Puttick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Puttick is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 This Statement relates to the purchase of 200,000 shares of Common Stock of Florafax International, Inc. in the open market by Mr. Puttick with his personal funds during March 10 to March 12, 1991.

Item 4.          Purpose of Transaction.

                 During March, 1991, Mr. Puttick acquired 200,000 shares of Common Stock of Florafax in the open market. The purpose of this purchase by Mr. Puttick is for investment and not for acquiring control.

Item 5.          Interest in Securities of the Issuer.

         As of March 19, 1991, Mr. Puttick owned beneficially 440,000 shares of Common Stock of Florafax, held as follows:

                 Person                                                      Shares
                 ------                                                      ------

                 Kenneth G. Puttick                                           240,000

                 Kenneth G. Puttick, Trustee
                 (Uniform Gift to Minors' Act)                                200,000

                          Tiffany Puttick (11)                                 50,000

                           Scott Puttick (10)                                  50,000

                          Chelsey Puttick (5)                                  50,000

                          Tyler Puttick (2)                                    50,000

                                                   Total                      440,000
                                                                             ========

         1)      Name of reporting persons                                           Kenneth G. Puttick

                 S.S. or I.R.S. Identification Nos. of Above Persons                   SSN: ###-##-####
_______________________________________________________________________________________________________

         2)      Check the Appropriate Box if a Member of a Group (See Instructions)            (a) [ ]
                                                                                                (b) [x]
_______________________________________________________________________________________________________

         3)      SEC Use Only
_______________________________________________________________________________________________________

         4)      Source of Funds
                 PF
_______________________________________________________________________________________________________

         5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 Items 2(d) or 2(e)                                                                 [ ]
_______________________________________________________________________________________________________

         6)      Citizenship or Place of Organization:
                 United States of America
_______________________________________________________________________________________________________

         Number of        (7)     Sole Voting Power         895,000          16.1%
         Shares           _____________________________________________________________________________
         Beneficially     (8)     Shared Voting Power           0               0%
         Owned by         _____________________________________________________________________________
         Each             (9)     Sole Dispositive Power    895,000          16.1%
         Reporting        _____________________________________________________________________________
         Person           (10)    Shared Dispositive Power      0               0%
         With             _____________________________________________________________________________

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person           895,000
_______________________________________________________________________________________________________

         12)     Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:             [ ]
_______________________________________________________________________________________________________

         13)     Percent of Class Represented by Amount in Row (11):  16.1%
_______________________________________________________________________________________________________

         14)     Type of Reporting Person                                IN - Individual Person

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the shares of Common Stock, $.01 par value, of Florafax International, Inc. The principal executive offices of Florafax International, Inc. are located at 4175 South Memorial, Tulsa, Oklahoma, 74105.

Item 2.          Identity and Background.

                 (a)      This Statement is being filed by Kenneth G. Puttick.

                 (b) Mr. Puttick's residence address is 210 Osprey Court, Vero Beach, Florida, 32963.

                 (c) The present principal occupation of Mr. Puttick is officer and director of Puttick Enterprises, Inc., a Florida Corporation, which is in the business of operating an automobile dealership, and the address of Puttick Enterprises, Inc. is 1401 U.S. Highway 1, Vero Beach, Florida, 32960.

                 (d) During the past five years, Mr. Puttick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the past five years, Mr. Puttick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Puttick is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 On August 8, 1994, Puttick Enterprises, Inc. of which Mr. Puttick is the sole shareholder purchased from Floyd Cox, Jr. 437,000 of the Common Stock, $.01 par value, of Florafax International, Inc. for a purchase price of $87,400. Puttick Enterprises, Inc. used its funds in making the purchase of such shares.

Item 4.          Purpose of Transaction.

                 Puttick Enterprises, Inc. acquired 437,000 shares of the Common Stock, $.01 par value, of Florafax International, Inc. for investment purposes only.

Item 5.          Interest in Securities of the Issuer.

                 (a) As of August 8, 1994, Mr. Puttick beneficially owned in the aggregate 895,000 shares of Common Stock, $.01 par value, of Florafax International, Inc. held as follows:

                 Name of Record Holder                                  Number of Shares
                 ---------------------                                  ----------------
                 Kenneth G. Puttick                                           258,000

                 Tiffany Puttick (Kenneth F.
                 Puttick as guardian)                                          50,000

                 Scott Puttick (Kenneth F.
                 Puttick as guardian)                                          50,000

                 Chelsey Puttick (Kenneth F.
                 Puttick as guardian)                                          50,000

                 Tyler Puttick (Kenneth F.
                 Puttick as guardian)                                          50,000

                 Puttick Enterprises, Inc.                                    437,000

                                                                              895,000
                                                                             ========

                 This 895,000 of the shares of Common Stock, $.01 par value, of Florafax International, Inc. that Mr. Puttick beneficially owns constitutes
16.1 percent of the outstanding shares of Common Stock, $.01 par value, of Florafax International, Inc., as listed in Florafax' Form 10-QSB, Quarterly Report for the quarterly period ending May 31, 1994.

                 (b) Mr. Puttick has the sole power to vote and to dispose of the 895,000 shares of Common Stock, $.01 par value, in Florafax International, Inc. of which he is the beneficial owner.

                 (c) On August 8, 1994, Mr. Puttick purchased form Floyd Cox, Jr. 437,000 of the Common Stock, $.01 par value of Florafax International, Inc. for an aggregate purchase price of $87,400 or $.20 per share. The transaction was effected in Vero Beach, Florida by endorsement of such shares from Mr. Cox to Puttick Enterprises, Inc.

                 (d) None.

                 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 None.

Item 7.          Material to be Filed as Exhibits.

                 None.